                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 2000

[_] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from  __________ to __________

                        Commission File Number: 1-14987


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     TOO, INC. SAVINGS AND RETIREMENT PLAN


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   TOO, INC.
                               3885 Morse Road,
                             Columbus, Ohio 43219

                     Too, Inc. Savings and Retirement Plan
                  Report on Audit of Financial Statements and
                            Supplemental Schedules
           As of December 31, 2000 and 1999 and for the Year Ended
        December 31, 2000 and the Three Months Ended December 31, 1999


                                    Contents
Report of Independent Accountants.......................................  2

Financial Statements

Statements of Net Assets Available for Benefits.........................  3

Statements of Changes in Net Assets Available for Benefits..............  4

Notes to Financial Statements...........................................  5

Supplementary Schedules

Schedule of Assets Held at End of Year.................................  12

Schedule of Nonexempt Transactions.....................................  13

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and the period October 1, 1999 (effective date) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 and for the period October 1, 1999 (effective date) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of nonexempt transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary & Roepcke

Columbus, Ohio
June 5, 2001

                     TOO, INC. SAVINGS AND RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 2000 AND 1999


                                                                 2000                      1999
                                                              -----------               -----------
ASSETS:

Investments                                                   $17,890,063               $17,604,940

Receivable for contributions:
     Employer                                                   1,355,496                 1,146,518
     Participants                                                  26,197                    63,051
                                                              -----------               -----------

         Total contributions receivable                         1,381,693                 1,209,569
                                                              -----------               -----------

Accrued interest and dividends                                        464                       376
                                                              -----------               -----------

     Total assets                                              19,272,220                18,814,885
                                                              -----------               -----------

LIABILITIES:

Administrative fees payable                                         8,496                     2,252
Due to brokers                                                          -                    26,057
                                                              -----------               -----------

     Total liabilities                                              8,496                    28,309
                                                              -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS                             $19,263,724               $18,786,576
                                                              ===========               ===========


  The accompanying notes are an integral part of these financial statements.

                     TOO, INC. SAVINGS AND RETIREMENT PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 2000 AND

     FOR THE PERIOD OCTOBER 1, 1999 (EFFECTIVE DATE) TO DECEMBER 31, 1999


                                                                     2000                 1999
                                                                 -----------          -----------
ADDITIONS:

Investment Income:
     Net appreciation (depreciation) in
         fair value of investments                               $(3,214,549)         $ 1,649,348
     Mutual funds earnings                                           621,178              256,431
     Dividends                                                        37,006               13,597
     Common collective trusts earnings                                25,248                1,024
                                                                 -----------          -----------
         Total investment income (loss)                           (2,531,117)           1,920,400
                                                                 -----------          -----------

Contributions:
     Employer                                                      1,767,342            1,223,562
     Participants                                                  3,432,158              184,881
                                                                 -----------          -----------

         Total contributions                                       5,199,500            1,408,443
                                                                 -----------          -----------

         Total additions                                           2,668,383            3,328,843
                                                                 -----------          -----------

DEDUCTIONS:

     Distributions to participants                                 2,140,191              441,527
     Administrative expenses                                          51,044                4,574
                                                                 -----------          -----------

         Total deductions                                          2,191,235              446,101
                                                                 -----------          -----------

Net increase prior to transfers                                      477,148            2,882,742

Transfer of net assets available for
     benefits from The Limited, Inc. Savings
         and Retirement Plan                                            -              15,903,834
                                                                 -----------          -----------

Net increase                                                         477,148           18,786,576

Net assets available for plan benefits:

     Beginning of period                                          18,786,576                    -
                                                                 -----------          -----------

     End of period                                               $19,263,724          $18,786,576
                                                                 ===========          ===========


  The accompanying notes are an integral part of these financial statements.

                     TOO, INC. SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS



(1)  Description of the plan

     General

     The Too, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all employees of Too, Inc. (the "Employer", the "Company", or "Too") who meet certain eligibility requirements. Associates who are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment are eligible to participate in the Plan.

     Prior to the Spin-off, the Company was a wholly owned subsidiary of The Limited, Inc. ("The Limited") with the Company's eligible employees participating in The Limited, Inc. Savings and Retirement Plan (the "The Limited Plan"). Effective August 23, 1999, the Limited distributed to its shareholders its ownership interest in Too (the "Spin-off") and entered into certain transition service agreements with the Company. Effective October 1, 1999, the Company established the Too, Inc. Savings and Retirement Plan. Subsequent to October 1, 1999, the net assets available for benefits allocated to Too associates under The Limited Plan were transferred to the Plan.

     Effective August 23, 1999, the date of Spin-off, no further participant contributions were made to The Limited, Inc. Stock Fund. The Plan will continue to maintain a separate Limited, Inc. Stock Fund until such assets are distributed to participants or allocated to other investment options.

     During 2000, the Plan was amended several times for corrective and clarifying language.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

     Contributions

     Employer contributions:

     The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code subject to the annual compensation limit, which for the Plan year ended December 31, 2000, was $170,000.

     The Company may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

     Participant's voluntary contributions:

     A participant may elect to make a voluntary tax-deferred contribution of 1% to 6% of his or her annual compensation up to the maximum permitted under
     Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2000). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

     Investment options

     The Too, Inc. Common Stock Fund - invests primarily in common stock of Too, Inc. The goal of the fund is capital growth.

     American Express Trust Money Market Fund II - a common collective trust, investing in the American Express Trust Money Market Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, certificate of deposits, and money market instruments. The goal of the fund is to provide maximum current income consistent with liquidity and conservation of capital.

     American Express Trust Income Fund II - a common collective trust, investing in the American Express Trust Income Fund I, another common collective trust which has the same investment objective as this Fund and which has a portfolio of fixed income securities, investment contracts and money market instruments. The goal of the fund is to preserve principal and income while maximizing current income.

     American Express Trust Equity Index Fund II - a common collective trust, investing in the American Express Trust Equity Index Base Fund, another common collective trust, which has the same investment objective as this Fund and which has a portfolio consisting of some or all of the securities upon which such index is based and other investments, as appropriate. The goal of the fund is to achieve, as closely as possible, the rate of return of a published equity index of securities market or a rate of return of a specified segment of such market.

     Janus Overseas Fund - a mutual fund, investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The goal of the fund is long-term capital growth.

     American Century Income & Growth Fund - a mutual fund, investing primarily in common stocks selected from a universe of the 1,500 largest companies traded in the U.S. The goal of the fund is dividend growth, current income, and capital appreciation.

     AIM Balanced Fund (Class A) - a mutual fund, investing primarily in high-yielding securities, including common stocks, preferred stocks, convertible securities and bonds. The goal of the fund is high total return consistent with preservation of capital.

     AXP New Dimensions Fund (Class Y) - a mutual fund, investing primarily in common stocks of U.S. and foreign companies showing potential for significant growth. The goal of the fund is long-term growth of capital.

     AXP Selective Fund (Class Y) - a mutual fund, investing primarily in medium-to high-quality corporate bonds and other highly rated debt instruments including government securities and short-term investments. The goal of the fund is current income and preservation of capital.

     American Express Trust Long-Term Horizon (80:20) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income and income investments. The goal of the fund is to create a diversified portfolio with a moderate risk profile designed for individuals with long-term goals.

     American Express Trust Medium-Term Horizon (50:50) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalents) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with medium-term goals.

     American Express Trust Short-Term Horizon (25:75) Fund - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalent) investments. The goal of the fund is to create a diversified portfolio with a conservative risk profile designed for individuals with short-term goals.

     Vesting

     A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages for Employer contributions follows:

     Years of Vested Service                                       Percentage
     -----------------------                                       ----------

     Less than 3 years                                             0%
     3 years                                                       20
     4 years                                                       40
     5 years                                                       60
     6 years                                                       80
     7 years                                                       100%

     Payment of benefits

     The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

     A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

     Amounts allocated to participants withdrawn from the plan

     The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $113,284 and $61,521 as of December 31, 2000 and 1999, respectively.

     Forfeitures

     Forfeitures are used to reduce the Employers required contributions. Forfeitures of $104,026 and $159,884 were used to reduce Employer contributions for the plan years ended December 31, 2000 and 1999, respectively. Forfeitures of $37,072 have not utilized as of December 31, 2000, and represent unallocated assets in the Plan.

     Expenses

     Participants are charged a quarterly fee based on their account balance. The Company pays administrative expenses incurred in excess of the fees charged.

     Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)  Summary of accounting policies

     Basis of presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

     Estimates

     The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

     Risks

     The Plan provides for the various investment options as described in note
     1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Income recognition

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Investment valuation

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

         Net appreciation (depreciation) in fair value of investments

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         Benefit payments

         Benefits are recorded when paid.

(3)      Investments

         The Plans investments are held by the American Express Trust Company, as trustee of the Plan. The following table presents balances as of December 31, 2000 and 1999 for the Plans current investment options. Investments that represent 5 percent or more of the Plans net assets are separately identified.

                                                                             2000                 1999
                                                                         -----------          -----------
         Investments at fair value as determined by
             Quoted market price:
                  Common stock:
                      The Limited, Inc.                                  $ 1,753,155          $ 3,926,191
                      Too, Inc.                                            1,272,163              505,873
                                                                         -----------          -----------
                                                                           3,025,318            4,432,064
                                                                         -----------          -----------

                  Mutual funds:
                      AXP New Dimensions Fund, Class Y                     4,622,984            4,360,074
                      AIM Balanced Fund, Class A                             904,945              947,971
                      Other                                                  953,721              108,565
                                                                         -----------          -----------
                                                                           6,481,650            5,416,610
                                                                         -----------          -----------
                                                                           9,506,968            9,848,674
                                                                         -----------          -----------
              Estimated fair value:
                  Common collective trusts:
                      American Express Trust Income II                     3,959,672            3,463,057
                      American Express Trust Equity
                           Index II                                        4,095,154            4,192,164
                      Other                                                  328,269              101,045
                                                                         -----------          -----------
                                                                           8,383,095            7,756,266
                                                                         -----------          -----------

                           Total investments at fair value               $17,890,063          $17,604,940
                                                                         ===========          ===========

         The Plans investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 2000 and 1999, are set forth below:

                                                                            2000             1999
                                                                        -----------       -----------
         Investments at fair value as determined by:
              Quoted market price:
                  Common stock                                          $(1,700,328)      $   442,585
                  Mutual funds                                           (1,310,608)          657,641
                                                                        -----------       -----------
                                                                         (3,010,936)        1,100,226
              Estimated fair value
                  Common collective trusts                                 (203,613)          549,122
                                                                        -----------       -----------
                      Net Appreciation in Fair Value                    $(3,214,549)      $ 1,649,348
                                                                        ===========       ===========

(4)      Tax status

         The Plan is in the process of obtaining a determination letter from the Internal Revenue Service. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


(5)      Plan administration

         The Plan is administered by a Committee, the members of which are appointed by the Board of Directors of the Company.


(6)      Plan termination

         Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.


(7)      Parties-in-interest

         American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8)      Reconciliation of financial statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                         2000              1999
                                                                     -----------       -----------
         Net assets available for benefits
                  per the financial statements                       $19,263,724       $18,786,576
              Amounts allocated to withdrawing
                  participants                                          (113,284)          (61,521)
                                                                     -----------       -----------

              Net assets available for benefits
                  per Form 5500                                      $19,150,440       $18,725,055
                                                                     ===========       ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

              Benefits paid to participants per the financial
                  statements                                             $ 2,140,191
              Amounts allocated to withdrawing participants:
                  At December 31, 2000                                       113,284
                  At December 31, 1999                                       (61,521)
                                                                         -----------

              Benefits Paid to Participants Per Form 5500                $ 2,191,954
                                                                         ===========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(9)      Subsequent event

         Subsequent to December 31, 2000, the Plan was amended effective January 1, 2001, to among other things 1) a participant whose compensation equals or exceeds $80,000 for the previous year will cease being a participant for purposes of making voluntary contributions, and 2) increase the maximum voluntary tax deferred contributions to 12%.

                                                                      SCHEDULE I

                     TOO, INC. SAVINGS AND RETIREMENT PLAN
                          EIN #31-1333930  PLAN #001
                             SCHEDULE H - LINE 4i
                    SCHEDULE OF ASSETS HELD AT END OF YEAR
                               DECEMBER 31, 2000


(a)                (b)                                      (c)                             (d)            (e)

                                                        Description of
                                                     investment including
             Identity of issue,                       maturity date, rate                    (1)
            borrower, lessor, or                   of interest, collateral,                               Current
                similar party                        par or maturity value                  Cost           Value
           -----------------------             -------------------------------             ------      ---------------
          The Limited, Inc.                    Common stock - 102,749 shares                           $  1,753,155

 *        Too, Inc.                            Common stock - 101,773 shares                              1,272,163

 *        American Express Trust               Common collective trust -                                    173,021
          Horizon Long -Term                   6,660.830 shares
          (80:20) Fund

 *        American Express Trust               Common collective trust -                                     74,295
          Horizon Medium -Term                 3,326.834 shares
          (50:50) Fund

 *        American Express Trust               Common collective trust -                                      3,970
          Horizon Short -Term                  222.628 shares
          (25:75) Fund

 *        American Express Trust               Common collective trust -                                     76,983
          Money Market Fund II                 76,983.170 shares

 *        American Express Trust               Common collective trust -                                  3,959,672
          Income Fund II                       191,547.586 shares

 *        American Express Trust               Common collective trust -                                  4,095,154
          Equity Index Fund II                 113,078.946 shares

 *        AXP New Dimensions Fund, Class Y     Mutual fund - 159,084.118 shares                           4,622,984

          AIM Balanced Fund,                   Mutual fund - 30,074.615 shares                              904,945
          Class A

 *        AXP Selective Fund,                  Mutual fund - 12,447.797 shares                              108,794
          Class Y

          American Century Income              Mutual fund - 6,856.730 shares                               206,936
          & Growth Fund

          Janus Overseas Fund                  Mutual fund - 24,038.857 shares                              637,991

 *     Represents a party in interest

(1)    Cost information omitted - participant directed individual account plan.

                                                                     SCHEDULE II

                     TOO, INC. SAVINGS AND RETIREMENT PLAN
                           EIN #31-1333930 PLAN #001
                             SCHEDULE G - PART III
                      SCHEDULE OF NONEXEMPT TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000


     (a) Identity of party involved              (b) Relationship to plan, employer, or other
                                                               party-in-interest
 ----------------------------------------      -----------------------------------------------
                Too, Inc.                      Plan sponsor

  (c)Description of transactions including maturity date, rate of interest, collateral, par or maturity value
----------------------------------------------------------------------------
Employee deferrals of $146,586 were deposited in the trust from 5 to 55 days late. The plan sponsor contributed $2,371.81 and $1,636.33 to the trust representing lost earnings relating to the delay in transmitting the funds on October 11, 2000 and February 23, 2001, respectively. The return was based on the average return received by the plan during the time period for the investments. The plan sponsor is also in the process of filing the Form 5330 to pay the excise tax on the earnings.


   (d) Purchase            (e) Selling          (f) Lease rental            (g) Expenses incurred
      Price                  price                                           in connection with
                                                                                transaction
  --------------         ----------------     --------------------        -------------------------
  None                   None                 None                        None

    (h)Cost of             (i) Current          (j) Net gain or
      asset               value of asset        (loss) on each
                                                 transaction
  --------------         ----------------     --------------------
  None                   None                 None

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date: June 28, 2001                  TOO, INC. SAVINGS AND RETIREMENT PLAN
                                     (registrant)

                                     By  /s/  Ronald Sykes
                                     -------------------------------------------
                                     Ronald Sykes
                                     Chairperson of the Benefits Administrative
                                     Committee



                                 Exhibit Index


Exhibit No.
-----------

    23        Consent of Ary & Roepcke